SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines to launch OnAir inflight connectivity services in Brazil

Our passengers can now make phone calls, send messages and access the Internet onboard using their Smartphones

São Paulo, Brazil, 28 October, 2010 – Today we began offering inflight mobile communications through a pioneering partnership with OnAir using its industry-leading, onboard connectivity solutions.

Based on Inmarsat SwiftBroadband, the high-capacity service is now available to passengers traveling aboard our Airbus A321 operating between Guarulhos, Recife, Natal, Fortaleza and Porto Alegre. Using OnAir’s service, passengers can make and receive phone calls, send and receive text messages and access the Internet through GPRS networks from their own GSM handsets.

"With our Spirit to Serve, we are innovating once again to offer the best service. The demand of an onboard cellular was detected on researches with our passengers who wish to be connected to work, family and friends while traveling, "said Manoela Amaro, TAM Airlines' Marketing Director.

“We are delighted to help TAM deliver a service to their clients that will differentiate them from their competitors,” said OnAir CEO Ian Dawkins.  “The service meets customers’ needs as they travel with TAM to and from Brazil’s fast-growing markets.”

Our service allows as many as eight passengers to use their mobile phones simultaneously on a flight with no limits on data and text messaging. Mobile phones will work in exactly the same way as in international roaming and can be activated as soon as the aircraft reaches an altitude of 4,000 metres (13 thousand feet). Passengers can use their Smartphones onboard to access e-mails or surf the Internet and usage will be charged directly by the mobile network provider to the passenger's phone bill at rates set by his or her usual provider.

During takeoff passengers will be instructed to switch off their electronic devices. The system provides complete aircraft safety by preventing any interference between mobile phone signals, mobile infrastructures on the ground and the aircraft‘s commands. If necessary, the OnAir system can be turned off by the aircraft’s crew at any time. It is important to note that, even if devices are inadvertently left on during landing and takeoff, they cannot interfere with the aircraft’s systems.

We received technical approval from the Brazilian National Agency of Civil Aviation (ANAC) as well as operational certification by the Brazilian National Telecommunications Agency (Anatel) prior to installing OnAir’s services. The system has been certified by the European Aviation Safety Agency (EASA) and its use was recently approved by the European Union.

Today, we have already installed the system onboard an Airbus A321 equipped with 220 seats. The company plans to equip more aircraft on domestic routes with the technology starting in 2011.

About TAM: (www.tam.com.br)

We are members of the Star Alliance, and the leaders in the domestic market since 2003. We had by the end of September 2010, 42.4% of market share in domestic market and 84.5%  market share in international market. We fly to 44 cities in Brazil.  We reached 88 different destinations with the business agreements signed with regional airlines. The overseas operation comprise non-stop flights to 17 destinations in United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Assumption and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Moreover, we maintain the codeshare agreements allowing sharing the seats in the flights of the international airlines, thus passenger could fly to other 78 destinations in USA, South America and Europe. On the other hand, Star Alliance offers flights to 1,172 airports in 181 countries. TAM is the pioneer in the loyalty program of the airline in Brazil. As of January 1st, 2010, TAM Fidelidade is managed by Multiplus Fidelidade, and currently has 7.2 million members and distributed 10.8 million air tickets by the mileage redemption.

Investors Relationship: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Press Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Tel.: (55) (11) 3594- 0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.